UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               (Amendment No.2)*

                                RailAmerica Inc.
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                                (Name of Issuer)
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                                  Common Stock
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                         (Title of Class of Securities)

                                    750753105
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                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 13, 2006

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 750753105
------=====---------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
----- --------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,895,556
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                3,209
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,895,556
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            3,209
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,898,765
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.83%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 750753105
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                3,209
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            3,209
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,209
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by Deutsche Bank and Deutsche Bank Securities Inc. ("DBSI", together with Deutsche Bank, the "Reporting Persons" and each, a "Reporting Person")by the Reporting Person on November 29,2006, relating to shares of common stock, par value $0.01 per share (the "Shares"), of RailAmerica Inc.(the "Issuer"). The Issuer has its principal executive offices at 5300 Broken Sound Blvd NW, Boca Raton, Florida 33487.


Item 5.    Interest in Securities of the Issuer

        This Item 5 is hereby amended and supplemented as follows:

(a) and (b)     According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended September 30, 2006, the number of Shares outstanding was 39,289,450 as of November 6, 2006. The Reporting Person may be deemed the beneficial owner of 1,898,765 Shares (approximately 4.83% of the total number of Shares outstanding).

Deutsche Bank AG, London Branch                                       1,792,199
Deutsche Bank AG, London Branch (arbitrage)                             103,357
Deutsche Bank Securities Inc.                                             3,209

(c) Transactions by the Reporting Persons in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein. The transactions set forth in Schedule 2 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

(e) On December 13, 2006, Deutsche Bank sold 125,100 Shares, reducing the total number of Shares for which it may be deemed the beneficial owner to 1,898,765 Shares, or approximately 4.83% of the total number of shares outstanding, and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.

                       Schedule 2 - 60 Day Trade History
                                Deutsche Bank AG

DATE                 BUY/SELL           AMOUNT             PRICE
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10/13/06             BUY                3,500              11.40
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10/16/06             BUY                4,400              11.46
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10/17/06             BUY                100                11.35
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10/17/06             SELL               300                11.36
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10/19/06             BUY                4,200              11.50
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10/19/06             BUY                5,600              11.50
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10/19/06             SELL               100                11.49
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10/20/06             BUY                300                11.46
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10/20/06             SELL               300                11.44
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10/23/06             BUY                2,200              11.47
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10/23/06             SELL               1,000              11.40
--------------------------------------------------------------------------------
10/24/06             BUY                4,400              11.35
--------------------------------------------------------------------------------
10/24/06             BUY                500                11.30
--------------------------------------------------------------------------------
10/24/06             SELL               800                11.30
--------------------------------------------------------------------------------
10/25/06             BUY                100                11.65
--------------------------------------------------------------------------------
10/25/06             BUY                1,600              11.44
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10/25/06             SELL               900                11.41
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10/26/06             BUY                1,400              11.65
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10/26/06             SELL               300                11.57
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10/27/06             SELL               500                11.62
--------------------------------------------------------------------------------
10/30/06             BUY                100                11.58
--------------------------------------------------------------------------------
10/30/06             SELL               220                11.50
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10/30/06             SELL               300                11.55
--------------------------------------------------------------------------------
10/31/06             BUY                520                11.63
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10/31/06             SELL               900                11.56
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11/01/06             SELL               600                11.58
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11/02/06             SELL               1,200              11.64
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11/03/06             BUY                800                11.80
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11/03/06             SELL               1,100              11.78
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11/06/06             BUY                400                11.89
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11/06/06             SELL               400                11.97
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11/07/06             BUY                2,500              12.40
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11/07/06             SELL               100                12.32
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11/08/06             BUY                400                12.45
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11/08/06             SELL               200                12.29
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11/09/06             BUY                200                12.46
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11/09/06             SELL               300                12.39
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11/10/06             BUY                1,200              12.27
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11/13/06             BUY                100                12.35
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11/14/06             BUY                6,200              12.38
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11/15/06             BUY                2,220              12.38
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11/15/06             BUY                8,900              15.77
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11/15/06             BUY                109                15.81
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11/16/06             BUY                2,400              15.85
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11/16/06             SELL               100                15.85
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11/16/06             SELL               157,600            15.87
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11/17/06             SELL               220                15.85
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11/17/06             SELL               187,600            15.87
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11/20/06             SELL               259,500            15.92
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11/21/06             SELL               247,900            15.91
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11/22/06             SELL               210,600            15.90
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11/22/06             BUY                2,775              15.90
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11/27/06             SELL               256,000            15.90
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11/29/06             SELL               125,900            15.92
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12/01/06             SELL               33,000             15.92
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12/05/06             BUY                3,100              15.99
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12/06/06             BUY                109                15.98
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12/11/06             SELL               94,200             15.98
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12/12/06             SELL               134,700            15.98
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12/13/06             SELL               125,100            16.03
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12/14/06             SELL               55,300             16.05
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12/15/06             SELL               121,700            16.03
--------------------------------------------------------------------------------
12/18/06             SELL               47,000             16.02
--------------------------------------------------------------------------------

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of December 19, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President